The Real Brokerage to Launch AI-Powered Digital Personal Concierge
to Provide Agents With Immediate Access to Information

Leo bot to draw from Real's proprietary platform to provide real-time personalized support

TORONTO & NEW YORK - May 3, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that it is leveraging GPT to launch Leo, an artificial intelligence-powered assistant that will be integrated with its proprietary transaction management platform, reZEN, to act as a 24/7 concierge to its agents and brokers throughout the U.S. and Canada.

By harnessing the proprietary personal and transaction data that reZEN already maintains about Real agents, Leo will be able to answer individual and specific questions in real time. In addition, it will be programmed to comprehend complex queries, provide accurate responses and learn from each interaction, thereby continually improving its ability to assist agents. Leo also will be customized for each agent, allowing it to understand and cater to their unique needs and working style. This personalized approach ensures that each agent receives the precise support they need, when they need it, making their job easier and more efficient.

"We are excited to see how Leo will enhance the work of our agents," said Chief Technology Officer Pritesh Damani. "With the power of reZEN's data and the bot's advanced capabilities, we are confident that our agents will be better equipped to serve their clients and achieve their goals."

Designed to act as a personalized digital assistant for Real's agents, Leo is scheduled to go into beta testing later this quarter. It will be able to answer questions regarding an agent's professional information, current and past transactions, equity programs, events, revenue share, commissions and finances. Leo will also improve operational efficiencies by minimizing the number of requests submitted to Real's Customer Support function.

Built from the ground up, The Real Brokerage's proprietary transaction management platform, reZEN, allows agents to manage an entire real estate transaction from their smartphone, giving them greater control over the transaction experience, including commission payments and advances, form submission and modification, brokerage equity and more. The addition of Leo adds a customized search based on personal transaction and agent-specific data history.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 46 states, D.C., and four Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to launch Leo, the timing of Leo's launch and Leo's ability to assist agents and improve operational efficiencies.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, Real's inability to successfully launch Leo. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221